June 22, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr., Branch Chief, Office of Real Estate and Commodities

Re:	Genpact Limited
Form 10-K for the fiscal year ended December 31, 2016
Filed March 1, 2017
File No. 001-33626

Dear Mr. Telewicz:

This letter is submitted on behalf of Genpact Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission concerning the Company’s Form 10-K (the “Annual Report”) for the year ended December 31, 2016, as set forth in your letter dated May 11, 2017.

Form 10-K for the year ended December 31, 2016

Item 1A. Risk Factors

Tax matters may have an adverse effect on our operations, effective tax rate and financial condition, page 17

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We have considered your response to our prior comment.  Please clarify for us how you have applied the guidance in ASC Topic 740-10-50-15 with respect to the assessment orders issued by the Government of India.

Response:

We acknowledge the Staff’s comment, and we wish to supplement the response we provided in our June 16, 2017 response letter (the “Response”) regarding the Company’s application of ASC 740-10-50-15 to the assessment orders issued by the Government of India.

As we explained in the Response, we have recognized the tax benefits associated with the transactions subject to the assessment orders.  We note that the guidance in ASC Topic 740-10-50-15 requires additional disclosure in the Company’s financial statements about tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

Management has evaluated whether it is reasonably possible that the total amount of unrecognized tax benefits disclosed will significantly increase or decrease within 12 months of the reporting date and in light of the Company’s appeals and the nature of the tax resolution process in India, management has concluded that such an increase or decrease is not reasonably possible within 12 months of the reporting date.

Accordingly, the Company determined that no additional disclosure in its financial statements was necessary.

Please contact me by phone at (847) 345-7132 or, in my absence, Heather D. White, Deputy General Counsel, at (646) 624-5913 with any questions you may have regarding this response or if you need further information.  Please send any further comment letters by email to both ed.fitzpatrick@genpact.com and heather.white@genpact.com.

Sincerely,
/s/ Edward J. Fitzpatrick
Edward J. Fitzpatrick Chief Financial Officer

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